EXHIBIT 99.1

Internet Gold Announces Submission of a Petition to Approve an Arrangement Regarding Searchlight Transaction to the Tel Aviv-Jaffa District Court Pursuant to Section 350 of the Israeli Companies Law

Ramat Gan, Israel, August 08, 2019 -- Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) announced that the Company submitted today to the Tel Aviv-Jaffa District Court a petition (“Petition”) requesting the court to approve the arrangement proposal regarding the Searchlight Transaction pursuant to section 350 of the Israeli Companies Law (the “Arrangement”).

The Petition was filed following the unanimous approval of the Arrangement by the meeting of the Company’s creditors held on July 30, 2019 and the approval by the meeting of the Company’s shareholders held on August 8, 2019. The meetings were convened in accordance with the Israeli court’s decision, as previously announced by the Company.

There is no certainty that the Searchlight Transaction will be completed.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties, including statements regarding completion of the Searchlight Transaction. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that the Tel Aviv-Jaffa District Court will not approve the Petition or that other regulatory approvals required for the Searchlight Transaction will not be obtained, the general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement. There is no certainty that the Searchlight Transaction will be consummated.

For further information, please contact:

Yuval Snir– IR Manager
yuval@igld.com / Tel: +972-3-924-0000